SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Zevia PBC
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

98955K104
(CUSIP Number)

July 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955K104	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
White Pine, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,555,938 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,555,938 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,555,938 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.00% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This amount reflects 7,555,938 Class B units of Zevia LLC (the “Class B Units”), a subsidiary of Zevia PBC (the “Issuer”), and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the “Class B Shares”) beneficially owned by White Pine, Inc., a Washington corporation (“White Pine”).  Each Class B Unit may be exchanged for one share of the Issuer’s Class A common stock, $0.001 par value per share (the “Class A Common Stock”), or, at the Issuer’s election, cash.  Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired. The aggregate

CUSIP No. 98955K104	Schedule 13G	Page 3 of 8

number of Class B Shares beneficially owned by the Reporting Person are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(2)
Based on the quotient obtained by dividing (a) the 7,555,938 Class B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 34,416,450 shares of Class A Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021 (the “Form 10-Q”), and (ii) 7,555,938 Class B Shares beneficially owned by the Reporting Person.  Taking into account the 30,113,152 shares of Class B Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Form 10-Q, White Pine beneficially owns approximately 11.7% of the Issuer’s issued and outstanding capital stock.

CUSIP No. 98955K104	Schedule 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Laird Norton Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,555,938 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,555,938 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,555,938 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.00% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This amount reflects 7,555,938 Class B units of Zevia LLC (the “Class B Units”), a subsidiary of Zevia PBC (the “Issuer”), and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the “Class B Shares”) beneficially owned by White Pine.  White Pine is a wholly owned subsidiary of Laird Norton Company LLC, a Nevada limited liability company (“LNC”), and the Class B Shares (and the shares of Class A Common Stock into which they may be exchanged) may be deemed to be beneficially owned by LNC. The aggregate number of Class B Shares beneficially owned by the Reporting

CUSIP No. 98955K104	Schedule 13G	Page 5 of 8

Person are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(2)
Based on the quotient obtained by dividing (a) the 7,555,938 Class B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 34,416,450 shares of Class A Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Form 10-Q, and (ii) the 7,555,938 Class B Shares beneficially owned by the Reporting Person.  Taking into account the 30,113,152 shares of Class B Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Form 10-Q, LNC may be deemed to beneficially own approximately 11.7% of the Issuer’s issued and outstanding capital stock.

CUSIP No. 98955K104	Schedule 13G	Page 6 of 8
Item 1(a).	Name of Issuer:
The Issuer is Zevia PBC, a Delaware public benefit corporation.

Item 1(b).	Address of Issuer's Principal Executive Offices:
The principal executive offices of the Issuer are located at 15821 Ventura Boulevard, Suite 145, Encino, California 91436.

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G (this “Statement”) is being filed by White Pine, Inc. (“White Pine”) and Laird Norton Company LLC (“LNC”).  White Pine is a wholly owned subsidiary of LNC. White Pine and LNC are filing this Statement jointly pursuant to a Joint Filing Agreement incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business offices of White Pine and LNC are located at 801 Second Avenue, Suite 1700, Seattle, Washington 98104.

Item 2(c).	Citizenship:
White Pine is a Washington corporation. LNC is a Nevada limited liability company.

Item 2(d).	Title of Class of Securities:

This Statement relates to the Issuer’s Class A common stock, par value $0.001 per share (“Class A Common Stock”).

White Pine beneficially owns, and LNC may be deemed to beneficially own, 7,555,938 Class B units of Zevia LLC (the “Class B Units”), a subsidiary of the Issuer, and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the “Class B Shares”).  Each Class B Unit may be exchanged for one share of the Issuer’s Class A Common Stock, or, at the Issuer’s election, cash.  Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired.

Item 2(e).	CUSIP Number: The CUSIP number for the Class A Common Stock is 98955K104.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

CUSIP No. 98955K104	Schedule 13G	Page 7 of 8

Item 4.	Ownership.

The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98955K104	Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2021

WHITE PINE, INC.

By:	/s/ Joseph Phelps
Name: Joseph Phelps
Title: Vice President, Legal & Secretary

LAIRD NORTON COMPANY LLC

By:	/s/ Joseph Phelps
Name: Joseph Phelps
Title: Vice President, Legal & Secretary